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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
         under Section 12(g) of the Securities Exchange Act of 1934 or
                       Suspension of Duty to File Reports
       under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-24954

                                U.S. FOODSERVICE
             (Exact name of registrant as specified in its charter)

                           9755 Patuxent Woods Drive
                            Columbia, Maryland 21046
                                 (410) 312-7100
  (Address, including zip code, and telephone number, including area code, of registrant's principal offices)

                    Common Stock, par value $0.01 per share
           (Including the associated Preferred Share Purchase Rights)
            (Title of each class of securities covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a)
                               or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [x]   Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)    [ ]   Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)     [ ]   Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)    [ ]   Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)     [x]

     Approximate number of holders of record as of the certification or notice date: Common Stock: 1

     Giant Food Inc. is the sole holder of record of the common stock of U.S. Foodservice (the "Company") listed above as of the date hereof pursuant to the merger (the "Merger") of Snow Acquistion, Inc. ("Sub") with and into the Company, which Merger was consummated on April 12, 2000. The associated Preferred Share Purchased Rights expired immediately prior to consummation of the offer to purchase (the "Offer") all of the outstanding shares of Common Stock of the Company, which Offer was consummated prior to consummation of the Merger.


     Pursuant to the requirements of the Securities Exchange Act of 1934, U.S. Foodservice has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 12, 2000                By: /s/ David M. Abramson
                                    Name:  David M. Abramson
                                    Title: Executive Vice President, Secretary